UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No ___ )*

City Office REIT, Inc.

(Name of Issuer)

Common Stock $0.01 par value per share

(Title of Class of Securities)

178587101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The  remainder of this cover page shall be filled out for a reporting  person’s initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 (the “Act”) or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

SCHEDULE 13G

CUSIP No. 178587101

1		Names of Reporting Persons CIO REIT Stock Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,434,296
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,434,296
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 1,434,296
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11		Percent of Class Represented in Amount in Row 9 9.4%
12		Type of Reporting Person (See Instructions) PN

Item 1.

(a)	Name of Issuer:

City Office REIT, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Suite 2600-1075 West Georgia Street, Vancouver, BC  V6E 3C9

Item 2.

(a)	Name of Person Filing:

CIO REIT Stock Limited Partnership

(b)	Address of Principal Business Office or, if None, Residence:

2600-1075 West Georgia Street, Vancouver, BC  V6E 3C9

(c)	Citizenship:

Delaware

(d)	Title and Class of Securities:

Common Stock $0.01 par value per share

(e)	CUSIP No.:	178587101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

The information in items 1-11 on the cover page (page 2) on Schedule 13G is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 2015

/s/ Ryan Chan

Ryan Chan, Chief Financial Officer

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).